

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via E-Mail
Nicholas J. Holland
Chief Executive Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196
South Africa

      Re: **Gold Fields Limited**
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 23, 2012
              File No. 001-31318

Dear Mr. Holland:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/Tia L. Jenkins

              Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel, and
              Mining